

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

333-1?884

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

P.E
4-30-02

For April, 2002

1 ~GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

2~GRANITE FINANCE TRUSTEES LIMITED ⁻0 1
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)



02038166

⁻02

3 ⁻GRANITE FINANCE FUNDING LIMITED ⁻02
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

        Indicate by check mark whether the registrants file or will file annual reports under
cover Form 20-F or Form 40-F

                Form 20-F.....X....Form 40-F.............

        Indicate by check mark whether the registrants by furnishing the information contained
in this Form are also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                Yes............No.......X...........

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____

Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date: *May 29, 2002*

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name:

Title: Director

Date:

UK1 369249v1

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name: NIGEL L BRADLEY

Title: Director

Date: May 29, 2002

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name:

Title: Director

Date:

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____.
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By: _____.
Name: R. Gough

Title: Director

Date: May 29, 2002

## INVESTORS' MONTHLY REPORT
## GRANITE MORTGAGES 01-2 PLC

MONTHLY REPORT re: Granite Mortgages 01-2 Plc, Granite Finance Trustees Limited
and Granite Finance Funding Limited
Period 1 April 2002 - 30 April 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.
No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This
data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with
respect to the purchase or sale of any security. Reliance should not be placed on the information herein when
making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

### Mortgage Loans

| | |
|---|---|
| Number of Mortgage Loans in Pool | 90,629 |
| Current Balance | £5,611,143,399 |
| Last Months Closing Trust Assets | £5,858,477,460 |
| Funding share | £4,871,722,319 |
| Funding Share Percentage | 86.82% |
| Seller Share | £739,421,080 |
| Seller Share Percentage | 13.18% |
| Minimum Seller Share (Amount) | £114,854,449 |
| Minimum Seller Share (% of Total) | 2.05% |

### Arrears Analysis of Non Repossessed Mortgage Loans

| | Number | Principal (£) | Arrears (£) | By Principal (%) |
|---|---|---|---|---|
| < 1 Month | 90,165 | 5,585,035,743 | 0 | 99.54% |
| > = 1 < 3 Months | 403 | 22,622,334 | 192,491 | 0.40% |
| > = 3 < 6 Months | 48 | 2,565,061 | 67,245 | 0.05% |
| > = 6 < 9 Months | 11 | 668,626 | 31,737 | 0.01% |
| > = 9 < 12 Months | 2 | 251,635 | 19,241 | 0.00% |
| > = 12 Months | 0 | 0 | 0 | 0.00% |
| Total | 90,629 | 5,611,143,399 | 310,714 | 100.00% |

**Properties in Possession**

|  | Number | Principal (£) | Arrears (£) |
|---|---|---|---|
| Total | 2 | 54,892 | 10500 |

| Properties in Possession | 2 |
|---|---|
| Number Brought Forward | 1 |
| Repossessed | 0 |
| Sold | 0 |
| Number Carried Forward | 0 |
| Average Time from Possession to Sale | 0 |
| Average Arrears at Sale | £0 |
| MIG Claims Submitted | 0 |
| MIG Claims Outstanding | 0 |
| Average Time from Claim to Payment | 0 |

Note: The arrears analysis and repossession information is at close of business for the report month

**Substitution**

|  | Number | Principal (£) |
|---|---|---|
| Substituted this period | 0 | £0 |
| Substituted to date (since 26 March 2001) | 78,511 | £4,990,274,434 |

**CPR Analysis**

|  | Monthly | Annualised |
|---|---|---|
| Current Month CPR Rate | 4.41% | 41.78% |
| Previous Month CPR Rate | 2.66% | 27.52% |

| Weighted Average Seasoning (by value) Months | 31.2 |
|---|---|
| Weighted Average Remaining Term (by value) Years | 19.04 |
| Average Loan Size | £61,913 |
| Weighted Average LTV (by value) | 77.55% |

**Product Breakdown**

| Fixed Rate (by balance) | 35.26% |
|---|---|
| Flexible - Together (by balance) | 18.08% |
| Variable (by balance) | 46.66% |
| Tracker (by balance) | 0.00% |
| Total | 100.00% |

## Geographic Analysis

|  | Number | % of Total | Value (£) | % of Total |
|---|---|---|---|---|
| East Anglia | 2,504 | 2.76% | 152,061,986 | 2.71% |
| East Midlands | 7,833 | 8.64% | 428,130,241 | 7.63% |
| Greater London | 11,714 | 12.93% | 1,024,033,670 | 18.25% |
| North | 15,626 | 17.24% | 715,420,783 | 12.75% |
| North West | 12,636 | 13.94% | 675,581,665 | 12.04% |
| South East | 14,449 | 15.94% | 1,140,745,453 | 20.33% |
| South West | 6,556 | 7.23% | 421,396,869 | 7.51% |
| Wales | 3,360 | 3.71% | 178,434,360 | 3.18% |
| West Midlands | 5,691 | 6.28% | 337,790,833 | 6.02% |
| Yorkshire | 10,260 | 11.32% | 537,547,538 | 9.58% |
| Total | 90,629 | 100% | 5,611,143,399 | 100% |

## LTV Levels Breakdown

|  | Number | Value (£) | % of Total |
|---|---|---|---|
| < 10% | 308 | 3,366,686 | 0.06% |
| > = 10% < 20% | 906 | 29,177,946 | 0.52% |
| > = 20% < 30% | 2,103 | 93,144,980 | 1.66% |
| > = 30% < 40% | 3,471 | 185,728,847 | 3.31% |
| > = 40% < 50% | 4,776 | 291,218,342 | 5.19% |
| > = 50% < 60% | 6,498 | 430,374,699 | 7.67% |
| > = 60% < 70% | 8,365 | 588,047,828 | 10.48% |
| > = 70% < 80% | 11,220 | 788,926,762 | 14.06% |
| > = 80% < 90% | 20,219 | 1,334,329,900 | 23.78% |
| > = 90% < 95% | 20,356 | 1,192,929,087 | 21.26% |
| > = 95% < 100% | 12,407 | 673,898,322 | 12.01% |
| > = 100% | 0 | 0 | 0.00% |
| Total | 90,629 | 5,611,143,399 | 100.0% |

| NR Current Existing Borrowers' SVR | 5.85% |
|---|---|
| Effective Date of Change | 1 December 2001 |

**Notes**      Granite Mortgages 01-2 plc

| | Outstanding | Rating Moodys/S&P/Fitch | Reference Rate | Margin |
|---|---|---|---|---|
| **Series 1** | | | | |
| A | $ 1,130,000,000 | Aaa/AAA/AAA | 2.18% | 0.23% |
| B | $ 43,500,000 | Aa3/AA/AA | 2.35% | 0.40% |
| C | $58,000,000 | Baa2/BBB/BBB | 3.32% | 1.38% |
| **Series 2** | | | | |
| A | £500,000,000 | Aaa/AAA/AAA | 4.42% | 0.25% |
| B | £15,000,000 | Aa3/AA/AA | 4.59% | 0.42% |
| C | £20,000,000 | Baa2/BBB/BBB | 5.57% | 1.40% |
| D | £10,000,000 | Ba2/BB+/BB+ | 8.77% | 4.60% |

**Credit Enhancement**

| | | % of Funding Share |
|---|---|---|
| Class B Notes (£ Equivalent) | £45,000,000 | 0.92% |
| Class C Notes (£ Equivalent) | £60,000,000 | 1.23% |
| Class D Notes | £10,000,000 | 0.21% |

| | | |
|---|---|---|
| Granite Mortgages 01-2 Reserve Fund Requirement | £20,000,000 | 0.41% |
| Balance Brought Forward | £19,579,372 | 0.40% |
| Drawings this Period | £0 | 0.00% |
| Reserve Fund Top-up this Period* | £420,628 | 0.01% |
| Excess Spread | £0 | 0.00% |
| Current Balance | £20,000,000 | 0.41% |

*Top-ups only occur at the end of each quarter.

| | | |
|---|---|---|
| Funding Reserve Balance | £7,827,328 | 0.16% |
| Funding Reserve % | 0.5% | NA |